UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Terra Industries Inc., a Maryland corporation (“Terra” or the “Company”). Terra’s principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. Terra’s telephone number at this address is (712) 277-1340.

Securities.

The title of the class of equity securities to which this Statement relates is the Company’s Common Shares, without par value (the “Terra Common Shares”). As of March 3, 2009, there were 99,700,706 Terra Common Shares issued and outstanding, an additional 4,163,689 Terra Common Shares were reserved for issuance under Terra’s equity compensation plans, of which up to a maximum of 690,200 Terra Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Terra. In addition, as of March 3, 2009, Terra had 1,600 shares of 4.25% Series A Cumulative Convertible Perpetual Preferred Shares (the “4.25% Preferred Shares”) outstanding. The 4.25% Preferred Shares are convertible into Terra Common Shares, subject to the terms and conditions applicable to such series.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Terra, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer.

This Statement relates to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding Terra Common Share for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Shares” and such ratio, the “Exchange Ratio”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). In addition, holders of Terra Common Shares whose shares are exchanged in the Offer will receive cash in lieu of any fractional CF Common Shares to which they may be entitled. CF and CF Sub filed the Schedule TO with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. On the same date, CF also filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) relating to securities to be issued in connection with the Offer. According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City Time, on May 15, 2009, unless CF or CF Sub extends the Offer.

The purpose of the Offer as stated by CF in the Schedule TO is to acquire control of, and ultimately the entire equity interest in, Terra. CF has also indicated that it intends, promptly after completion of the Offer, to consummate a merger of a wholly owned subsidiary of CF with and into Terra, with holders of Terra Common Shares receiving the same consideration in CF Common Shares as in the Offer (the “Second-Step Merger”). For further details regarding the Second-Step Merger, please see “Item 8. Additional Information. Second-Step Merger.”

The Exchange Offer further states that CF nominated three persons to be considered for election to the Board of Directors of Terra (the “Board”) at Terra’s 2009 annual meeting of stockholders in an attempt to advance the Offer. Specifically, CF intends to solicit proxies from Terra’s stockholders to vote in favor of the election of CF’s nominees at Terra’s 2009 annual meeting of stockholders (the “Proxy Solicitation”). The

Board currently consists of eight directors, divided into three separate classes which are elected in staggered three-year terms. Only one class of directors is elected per year. As a result, if CF’s nominees are elected to the Board, they will not constitute a majority of the Board. CF has also indicated that, if necessary, it intends to nominate additional persons to be considered for election to the Board at Terra’s 2010 annual meeting of stockholders and to ultimately replace a majority of the directors of Terra with its own nominees.

According to the Exchange Offer, CF’s obligation to exchange CF Common Shares for Terra Common Shares pursuant to the Offer is subject to numerous conditions, including the following:

•	the “Merger Agreement Condition” — Terra shall have entered into a definitive merger agreement with CF with respect to the Second-Step Merger which shall provide, among other things, that (i) the Board has approved the Offer and approved the Second-Step Merger and irrevocably exempted the Offer and the Second-Step Merger from the restrictions imposed by the Maryland Business Combination Act (the “MBCA”); (ii) Terra agrees to exercise its right pursuant to its Articles of Restatement (the “Charter”) to require all holders of the 4.25% Preferred Shares to exchange such shares for convertible subordinated debentures of Terra and that, prior to the consummation of the Second-Step Merger, no 4.25% Preferred Shares shall be outstanding; and (iii) the Board has removed any other impediment to the consummation of the Offer or the Second-Step Merger;

•	the “Regulatory Condition” — any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Canadian Competition Act shall have expired or been terminated prior to the expiration of the Offer and, if the Offer is subject to pre-merger notification under the Canada Transportation Act, the transaction shall have been cleared by the Canadian Minister of Transport or the Governor in Council;

•	the “Minimum Tender Condition” — Terra’s stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Terra Common Shares that, when added to the Terra Common Shares then owned by CF or any of its subsidiaries, shall constitute a majority of the then outstanding Terra Common Shares on a fully diluted basis;

•	the “Stockholder Approval Condition” — CF’s stockholders shall have approved the issuance of shares of CF Common Shares pursuant to the Offer and the Second-Step Merger as required under the rules of the New York Stock Exchange (the “NYSE”);

•	the “Market Index Condition” — there shall not exist any decline in either the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the Terra Common Shares; and

•	the “Due Diligence Condition” — CF shall have completed to its satisfaction confirmatory due diligence of Terra’s non-public information on Terra’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Terra’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

Further, according to the Exchange Offer, if any of the following conditions exists which, in the reasonable judgment of CF in any such case, and regardless of the circumstances (including any action or omission by CF) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for exchange, or exchange, of Terra Common Shares, CF shall not be obligated to consummate the Offer:

•	any threatened, instituted or pending action or proceeding before any court, government or governmental authority or agency challenging or seeking to restrain or prohibit or adversely affecting the Offer, the Second-Step Merger or the Proxy Solicitation;

•	any final order, approval, authorization, favorable review or consent of any governmental authority that results in a significant diminution in the benefits expected to be derived by CF as a result of the transactions contemplated by the Exchange Offer;

•	any event, condition, development, circumstance, change or effect since February 23, 2009 that is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, results of operations or prospects of Terra or any of its affiliates;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States;

•	any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of CF, might materially adversely affect, the extension of credit by banks or other lending institutions;

•	the commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States;

•	a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor;

•	any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Terra or its affiliates do business;

•	any tender offer or exchange offer by another person for all or some of the Terra Common Shares;

•	Terra or any of its subsidiaries has split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Terra Common Shares or its capitalization;

•	Terra has authorized, proposed or entered into an agreement with respect to any business combination (other than the merger agreement described under the “Merger Agreement Condition” above);

•	Terra has amended, or authorized or proposed any amendment to, Terra’s Charter or its Amended and Restated Bylaws (the “Bylaws”); and

•	certain other conditions contained in the Exchange Offer.

The Exchange Offer also states that the conditions described above are for the sole benefit of CF and CF Sub and, other than certain limited conditions, may be waived by CF or CF Sub in whole or in part at any time prior to the expiration of the Offer in its discretion.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal executive offices of CF are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Terra or any of its affiliates, on the one hand, and (i) Terra or any of its executive officers, directors or affiliates, or (ii) CF, CF Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with CF.

According to the terms of the Exchange Offer, as of February 23, 2009, CF and CF Composite, Inc., a wholly owned subsidiary of CF, were the beneficial owners of 1,000 Terra Common Shares, which represent less than 1% of the outstanding Terra Common Shares on a fully diluted basis.

Terra leases storage space at CF’s distribution facility in Fremont, Nebraska. Under the lease, Terra pays CF a fixed monthly rent, plus additional amounts based on the amount of product moved through the facility. The term of the lease runs through June 2009. Terra paid CF approximately $170,000 during each of 2007 and 2008 pursuant to this arrangement.

During 2008, CF paid Terra approximately $120,000 in connection with demurrage charges arising from a 2007 product shipment. During 2007, CF purchased approximately $5.4 million of fertilizer from Terra.

CF and Terra were parties to certain product exchange agreements that terminated at the end of 2008. The agreements provided for the physical exchange of similar product between the parties on mutually satisfactory terms. During 2007 and 2008, the parties engaged in a number of product exchanges pursuant to the exchange agreement. As a result of these exchanges, Terra supplied CF, on a net basis, with approximately 9,600 tons of ammonia during 2008, and CF supplied Terra, on a net basis, with approximately 3,400 tons of ammonia and approximately 250 tons of urea ammonium nitrate solution (“UAN”) during 2007.

In addition, in the ordinary course of their respective businesses, Terra and CF participate together in a number of industry groups.

Consideration Payable Pursuant to the Offer and the Second-Step Merger.

If Terra’s directors and executive officers were to tender any Terra Common Shares they own pursuant to the Offer, they would receive CF Common Shares at the same Exchange Ratio and on the same terms and conditions as Terra’s other stockholders. As of March 3, 2009, Terra’s directors and executive officers set forth on Annex B hereto owned an aggregate of 957,498 Terra Common Shares (excluding any Terra Common Shares issuable to Terra’s executive officers pursuant to the vesting of any Company restricted stock or Company performance share awards). If such directors and executive officers were to tender all of such Terra Common Shares pursuant to the Offer and each Terra Common Share was exchanged for 0.4235 of a CF Common Share, such directors and executive officers would receive an aggregate of approximately 405,500 CF Common Shares.

As of March 3, 2009, Terra’s executive officers set forth on Annex B hereto held an aggregate of 301,200 shares of restricted stock. Immediately upon a change in control of Terra such as would occur if the Offer is consummated, 258,200 shares of restricted stock held by Terra’s executive officers would vest. An additional 43,000 shares of restricted stock held by Terra’s executive officers would vest if such executive officers were terminated without “cause” or for “good reason” (as defined in the restricted stock award agreement) following a change in control of Terra. Additionally, certain of Terra’s executive officers have been awarded performance share grants, pursuant to which, upon vesting, each such officer will be entitled to receive a number of Terra Common Shares ranging from 0% to 200% of the target number of shares subject to the particular award, based on achievement of performance goals. As of March 3, 2009, the aggregate number of such Terra Common Shares subject to outstanding performance share awards assuming target performance was 314,900 and the aggregate number of such Terra Common Shares subject to outstanding performance share awards assuming maximum performance was 629,800. Immediately upon a change in control of Terra such as would occur if the Offer is consummated, vesting of performance share awards granted prior to 2009 will accelerate and holders of such performance share awards will be entitled to a number of Terra Common Shares equal to the greater of the target number of shares subject to the award and a number based on actual company performance prior to the change in control. Performance share awards granted in 2009 will not vest automatically upon a change in control, but the number of shares that each holder will be entitled to receive will be fixed as of the date of the change of control at the greater of the target number of shares subject to the award and a number based on actual company performance prior to the change in control. Each holder of the performance shares granted in 2009 will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder’s employment terminates without “cause” or for “good reason” (both as defined in the performance share award agreement).

Potential Severance and Change in Control Benefits.

Terra has previously entered into severance agreements with each of its executive officers, pursuant to which such executive officers are entitled to certain benefits and severance payments upon a termination of their employment under certain circumstances in connection with a change in control of Terra, as described below and more fully described in Exhibits (e)(1), (e)(2) and (e)(3) to this Statement and incorporated herein by reference. The Offer, if consummated, would constitute a “change in control” for purposes of each of these severance agreements. All of the severance agreements with Terra’s executive officers are identical, except that the agreement with Mr. Bennett, President and Chief Executive Officer of Terra, is scheduled to expire in October 2011, rather than October 2010, and the approval of three-quarters of the Board is required in order to terminate Mr. Bennett’s employment for “cause”. Mr. Bennett’s severance agreement is filed as Exhibit (e)(1) to this Statement. The form of severance agreement (as amended) for Terra’s executive officers, other than Mr. Bennett, is filed as Exhibits (e)(2) and (e)(3) to this Statement.

Under the severance agreements, in the event that an executive’s employment was involuntarily terminated by Terra without “cause”, or voluntarily terminated by the executive for “good reason” (“cause” and “good reason” as defined in such severance agreements), in each case during the two-year period following a change in control, the applicable executive would be entitled to the following benefits, subject to the executive’s execution and non-revocation of a waiver and release of claims: (i) a lump-sum cash severance payment in an amount equal to two times the sum of his or her annual base salary at termination and his or her target annual incentive award for the applicable year, (ii) continuation of medical and dental benefits (subject to the executive’s payment of the normal premium, if any, then in effect at the time of payment for Terra’s employees generally) until the earlier of two years following the date of termination or the date the executive becomes covered by another employer’s major medical plan, (iii) outplacement services at Terra’s expense until the earlier of the first anniversary of termination and the date that the executive becomes employed by a new employer, (iv) immediate vesting of any benefits accrued by the executive under Terra’s supplemental executive retirement plan and two years of additional age and service credit for purposes of calculating such benefits, (v) immediate vesting of all restricted stock, (vi) immediate vesting of a number of performance shares equal to the target number of shares subject to any outstanding performance share grants and (vii) a gross-up payment to make the executive whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code (such gross-up to be payable to the executive regardless of whether or not the executive’s employment is terminated following the change in control).

The above summary and description of the severance agreements is qualified in its entirety by reference to the severance agreements filed as Exhibits (e)(1), (e)(2) and (e)(3) to this Statement and incorporated herein by reference.

Director Compensation.

Under Terra’s director compensation policy, Mr. Slack, Chairman of the Board, receives an annual cash retainer of $100,000 (paid quarterly). Terra’s other non-employee directors each receive an annual retainer of $27,500 (paid quarterly) and meeting fees of $1,250 per meeting attended. Mr. Fisher receives an additional annual cash retainer of $10,000 (paid quarterly) for serving as Chairman of the Audit Committee. Ms. Hesse, Chairman of the Nominating and Corporate Governance Committee, and Mr. Fraser, Chairman of the Compensation Committee, each receive an additional annual cash retainer of $4,000 (paid quarterly) for serving as committee chairs. Directors who are employees of Terra, such as Mr. Bennett, do not receive additional separate compensation for services on the Board.

Non-employee directors also receive a portion of their compensation in the form of fully vested Terra Common Shares. The number of Terra Common Shares awarded to directors under these stock awards is determined by reference to a fixed-dollar amount divided by the share price for Terra Common Shares for the previous 20 trading days immediately preceding the date of grant, rounded up to the next whole share. The dollar value used in the numerator is $150,000 for all non-employee directors, except for Mr. Slack, whose numerator is $225,000. In addition, the Board has determined that each newly elected outside director will receive, simultaneously with his or her election to the Board, an initial grant of Terra Common Shares that is equivalent to the annual equity grant described above.

Indemnification of Directors and Officers.

Section 2-418 of the Maryland General Corporation Law (the “MGCL”) permits a corporation to indemnify directors and officers (each an “indemnified person”), among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those capacities, unless it is established that (i) the act or omission of such indemnified person was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified person actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, such indemnified person had reasonable cause to believe that the act or omission was unlawful.

Pursuant to Article Seventh of its Charter, Terra indemnifies (i) its directors to the full extent provided by the general laws of Maryland, including the advance of expenses under the procedures provided by such laws, (ii) its officers to the same extent it indemnifies its directors and (iii) its officers who are not directors to such further extent as shall be authorized by the Board and be consistent with law. Terra’s Bylaws similarly provide for mandatory indemnification of Terra’s directors and officers to the maximum extent permitted by Maryland law. Terra has also entered into indemnification agreements with its directors and executive officers. These agreements provide for the maximum indemnity available under the MGCL, as well as certain procedural requirements in order to obtain indemnification, the timing of required determinations, indemnification payments, advancement of expenses and the rights of directors and officers in the event Terra fails to provide indemnification or advance expenses. This description of the indemnification agreements entered into between Terra and each of its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(4) to this Statement and incorporated herein by reference. Terra has also purchased liability insurance for its officers and directors, which provides coverage against certain liabilities for actions taken by such individuals in their capacities as such, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Terra’s Charter provides that, to the fullest extent permitted by Maryland law, no director or officer will be personally liable to the Company or its stockholders for money damages. Section 2-405.2 of the MGCL provides that a corporation’s charter may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders as described under Section 5-418 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland (the “CJP Article”). Section 5-418 of the CJP Article provides that the charter of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Terra’s financial and legal advisors, the Board, by unanimous vote at a meeting held on March 3, 2009, concluded that the Offer does not present a compelling case to create additional value for the stockholders of either Terra or CF, substantially undervalues Terra on an absolute basis and relative to CF and is not in the best interests of Terra and its stockholders.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Terra’s stockholders reject the Offer and NOT tender their Terra Common Shares in the Offer.

If you have tendered your Terra Common Shares, you can withdraw them. For assistance in withdrawing your Terra Common Shares, you can contact your broker or Terra’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: terraproxy@mackenziepartners.com

Please see “— Reasons for Recommendation” below for further detail.

Background of the Offer and Reasons for Recommendation.

Background of the Offer

On the evening of January 15, 2009, while in attendance at a fertilizer industry function, Mr. Bennett was approached by Mr. Stephen R. Wilson, President and Chief Executive Officer of CF. During their conversation, Mr. Wilson delivered a letter to Mr. Bennett proposing a business combination between Terra and CF, whereby CF would acquire all outstanding Terra Common Shares at a fixed exchange ratio of 0.4235 CF Common Shares for each Terra Common Share. Mr. Wilson also noted that CF was preparing to make public the contents of the letter in short order. The text of this letter is set forth below:

January 15, 2009

Board of Directors
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

I am writing on behalf of the Board of Directors of CF Industries Holdings, Inc. to make a proposal for a business combination between CF and Terra Industries Inc. Under our proposal, CF would acquire all of the outstanding shares of Terra common stock at a fixed exchange ratio of 0.4235 CF shares for each Terra common share. Our proposal represents a premium of 34% based on the 30-day volume weighted average prices for the shares of our two companies, and a 29% premium based on the 10-day volume weighted average. Our proposal also represents a 23% premium over the closing price of your shares today.

Since you first approached us several years ago regarding a combination of our companies, we believe that we have developed mutual respect for the two organizations and have both recognized that a combination makes strategic sense. Combining the talents and creative energy of our respective workforces will substantially enhance our ability to maximize value for shareholders going forward. CF respects the strong culture of Terra, an attribute we believe is highly complementary to our business, and we believe there are attractive opportunities at the combined company for Terra’s employees.

We anticipate annual run-rate operating synergies from the combination will be in excess of $100 million and your shareholders will share in the value of those synergies through their continued ownership of the combined company. In addition, the resulting company would emerge a global leader in nitrogen fertilizer production. Together we would create a company with greater scale and an improved strategic platform better able to compete in a global commodity industry. The combination creates a larger and better capitalized company than either company currently. A combination would provide shareholders greater market liquidity, a stronger and more flexible balance sheet and improved access to capital. An enhanced financial profile could support additional opportunities to pursue value-creating projects and attractive new investment opportunities. Furthermore, the combination provides Terra shareholders with important diversification from a single crop nutrient, nitrogen, into a strong new position in phosphate and participation in and global market insights through our 50% interest in KEYTRADE AG.

We have dedicated considerable time and resources to an analysis of a potential transaction and are confident that the combination will receive all necessary regulatory approvals. We are confident that you agree with this assessment given that you initially approached us regarding a combination.

Our proposal is subject to the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals. Because our proposal is based solely on publicly available information, it is subject to our having the opportunity to conduct limited confirmatory due diligence. In addition, because the merger consideration is payable in CF stock, we would provide you with an opportunity to conduct appropriate due diligence with respect to CF. We are prepared to send you a draft merger agreement and to begin discussions and due diligence immediately.

We understand that Terra’s debt may need to be refinanced as a result of the combination. Our proposal is not subject to any financing contingency.

In light of the significance of this proposal to your shareholders and ours, as well as the potential for selective disclosures, our intention is to release the text of this letter to the public.

My leadership team and I would be happy to make ourselves available to meet with your management team and Board at your earliest convenience.

We believe this proposal represents a unique opportunity to create significant value for Terra’s shareholders and employees, and that the combined company will be better positioned to provide an enhanced value proposition to customers. We hope that you share our enthusiasm, and we look forward to a favorable reply. We respectfully request that you respond no later than January 30, 2009.

Sincerely yours,

/s/  Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.

That same evening, CF issued a press release publicly disclosing Mr. Wilson’s letter.

On the same evening, Mr. Bennett notified Terra’s Board and other members of senior management of CF’s unsolicited public proposal.

On January 16, 2009, by way of press release, Terra publicly confirmed receipt of CF’s unsolicited proposal.

That same day, Terra’s Board met by telephone with members of senior management, as well as representatives from Cravath, Swaine & Moore LLP (“Cravath”) and Wachtell, Lipton, Rosen & Katz (“Wachtell” and together with Cravath, the “Legal Advisors”), Terra’s legal advisors, and Credit Suisse Securities (USA) LLC (“Credit Suisse” and together with the Legal Advisors, the “Advisors”), Terra’s financial advisors. During this meeting, the participants discussed CF’s proposal, the fiduciary duties of the Board members in relation to the proposal and the process for evaluating the proposal. At the conclusion of the meeting, the Board directed management and the Advisors to continue working diligently with respect to their review of CF’s proposal.

On January 26, 2009, the Board convened a special meeting with members of senior management and representatives of the Advisors at the offices of Cravath. Also in attendance was Mr. William R. Loomis, Jr., the former Chairman of the Board, who had been engaged by the Board as a consultant in connection with CF’s unsolicited proposal. At this meeting, management and the Advisors presented to the Board an overview of CF’s proposal and the Legal Advisors provided a review of the fiduciary duties of a board of directors upon receipt of an unsolicited proposal, such as the one received from CF, and reviewed with the Board certain actions that Terra was permitted to take pursuant to Terra’s Charter and its Bylaws and applicable law. The Board carefully considered the full range of strategic, industrial, financial and legal aspects of CF’s proposal and the nature and timing of the proposal. After a lengthy discussion, the Board unanimously concluded that such proposal did not present a compelling case for creation of additional value for stockholders of either Terra or CF, and that such proposal substantially undervalued Terra on an absolute basis and relative to CF. Accordingly, the Board unanimously determined to reject CF’s proposal.

On the morning of January 28, 2009, Messrs. Bennett and Slack sent the following letter to Mr. Wilson:

January 28, 2009

Mr. Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015

Dear Mr. Wilson:

The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your unsolicited proposal to combine our companies. Although we are perplexed by your decision to make a public approach that is conditioned on and subject to due diligence, we have nonetheless examined thoroughly the full range of strategic, industrial, financial and legal aspects of the combination you propose.

We concluded that your proposal does not present a compelling case to create additional value for the shareholders of either company, and that it substantially undervalues Terra on an absolute basis and relative to your company. Accordingly, our Board has unanimously concluded that your proposal is not in the best interests of Terra and our shareholders and we decline to accept it.

Sincerely,

/s/ Michael L. Bennett Michael L. Bennett President and Chief Executive Officer	/s/ Henry R. Slack Henry R. Slack Chairman of the Board

cc:	Board of Directors of CF Industries Holdings, Inc., c/o Corporate Secretary, CF Industries Holdings, Inc.

Shortly after delivering the above letter, Terra issued a press release disclosing the letter.

Later that day, CF issued a press release reiterating its proposal and announcing that it remained committed to a combination with Terra and would consider its options to that end.

On or about February 2, 2009, Mr. Wilson telephoned Mr. Bennett to request a meeting between the two executives to discuss CF’s proposal, without providing any further details.

On February 3, 2009, CF delivered a notice to Terra and issued a press release stating that it submitted a slate of three nominees for election to Terra’s Board at Terra’s 2009 annual meeting of stockholders and intended to commence an exchange offer for all of the outstanding Terra Common Shares at the same Exchange Ratio as disclosed in CF’s proposal of January 15, 2009.

Later that evening, Terra issued a press release in response to CF’s press release, in which it acknowledged that CF had submitted a slate of nominees and noted that Terra’s Board is composed of eight highly qualified directors, seven of whom are independent. In addition, Terra restated the Board’s view that CF’s proposal did not present a compelling case to create additional value for the stockholders of either company, and that it substantially undervalued Terra on an absolute basis and relative to CF. In the press release, Terra noted that Terra’s Board and management remained committed to enhancing stockholder value by continuing to execute Terra’s strategic plan which the Board believes would deliver significantly more value to Terra’s stockholders than CF’s proposal. Terra also noted that many of Terra’s major stockholders had expressed to Terra their disinterest in CF’s proposal and their support of Terra’s strategy.

On February 5, 2009, the Board convened a special meeting with the representatives of the Advisors at the offices of Cravath. Also in attendance was Mr. Loomis. During this meeting, the Board discussed in-depth various strategic alternatives that were available to Terra. The Board also considered Mr. Wilson’s request for a meeting with Mr. Bennett and decided that the two executives should meet.

On February 9, 2009, Mr. Bennett, along with Mr. Loomis, had a meeting with Mr. Wilson and Mr. Robert Kindler of Morgan Stanley, CF’s financial advisor, in Sioux City, Iowa. During the meeting, Mr. Wilson reiterated CF’s interest in the business combination with Terra and its merits, indicated CF’s interest in having Mr. Bennett and other members of the Board join CF’s board of directors and noted CF’s desire to have Mr. Bennett serve as the Executive Vice Chairman of the combined company. Mr. Wilson further stated that the value provided in CF’s proposal was full and fair. Mr. Bennett agreed to inform the Board of the details of their meeting at Terra’s upcoming Board meeting.

On February 17 and 18, 2009, the Board met at regularly scheduled meetings at the offices of Cravath. During the meeting on February 18, 2009, attended by the members of management, Terra’s Advisors, Mr. Loomis and the representatives of MacKenzie, the Board was apprised of the recent developments relating to CF’s proposal and discussed Terra’s ongoing strategic plan. The Board was also provided with the details of the meeting among Messrs. Bennett, Wilson, Loomis and Kindler. Following the meeting, Mr. Loomis telephoned Mr. Kindler and stated that the details of the February 9th meeting were discussed with the Board and that the Board’s position with respect to CF’s proposal had not changed since its rejection of the proposal on January 28, 2009.

On February 18, 2009, CF filed the Notification and Report Form with the Department of Justice, Antitrust Division (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) relating to its proposed acquisition of Terra.

On February 23, 2009, CF and CF Sub commenced the Exchange Offer by filing the Schedule TO and the Registration Statement with the SEC. CF also issued a press release regarding the commencement of the Exchange Offer.

At the same time, Mr. Wilson sent a letter to the Board, which read as follows:

February 23, 2009

Board of Directors
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

As you are aware, it has been over one month since we made our offer for a business combination with Terra Industries. Our offer has been very well received in the market. Terra’s shares are up over 50% since the offer, which is over three times the percentage increase of the peer group. The market clearly has recognized that the combination is compelling.

As we have communicated to you and your advisors since we made our offer, we view the transaction as a merger in which your stockholders are receiving stock and sharing in the future upside of the combined company, including over $100 million of annual operating synergies. We believe that the elements of your strategy of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination. As we also have communicated, we would welcome having a number of your board members join the board of the combined company. It is important to us that Mike Bennett be one of those board members and that he continue to serve in a senior executive capacity. Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.

Given the significant premium we have offered, and the very positive market reaction, we have not seen any reason to consider changing the terms of our proposal. Our conversations with our stockholders (who significantly overlap with your stockholders) also lead us to believe that we have no reason to consider changing the terms. However, we have communicated to you that we are prepared to review any information you can provide us that you believe justifies a change in terms, and we are prepared to keep an open mind in that regard.

We are going forward with our proxy contest to replace three of your directors at the upcoming Annual Meeting. We are confident that your stockholders will show their support for a combination by voting for our slate. We also are commencing an exchange offer under which each share of Terra common stock would be exchanged for .4235 shares of CF Industries common stock. The exchange offer is subject to entering into a negotiated merger agreement since, as you are aware, under Maryland law we cannot close a transaction without the approval of your board. The exchange offer is scheduled to expire on May 15, 2009, which is the last date that your bylaws permit you to hold your Annual Meeting. By that time we believe your stockholders will have shown their support of a combination by voting for our slate.

We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information you believe we should consider.

Sincerely yours,

/s/ Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.

Later that same day, Terra issued a press release advising its stockholders to take no action with respect to the Exchange Offer.

On February 25, 2009, Mr. Michael M. Wilson, President and Chief Executive Officer of Agrium Inc., a corporation incorporated under the Canada Business Corporations Act (“Agrium”), submitted a proposal by Agrium to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF Common Share, or a total of $3.6 billion, based on the February 24, 2009 closing price of Agrium’s shares (the “Agrium Offer”). According to Agrium’s proposal, the Agrium Offer is conditioned upon CF’s termination of the Offer.

On the same day, by way of press release, CF publicly confirmed receipt of Agrium’s proposal.

On March 3, 2009, the Board met by telephone with members of senior management, representatives of the Advisors and Mr. Loomis. After a thorough review of the terms and conditions of the Offer, the Board unanimously concluded that the Offer does not present a compelling case to create additional value for the stockholders of either Terra or CF, substantially undervalues Terra on an absolute basis and relative to CF and is not in the best interests of Terra and its stockholders. Accordingly, the Board unanimously determined to recommend that Terra’s stockholders reject the Offer and not tender their Terra Common Shares in the Offer, and approved the filing of this Statement.

Reasons for Recommendation

The Offer is based on the same economic terms as the unsolicited proposal submitted by CF to Terra on January 15, 2009. Additional terms and conditions of the CF proposal are included in the Exchange Offer. The Board has conducted a thorough review and consideration of the Offer after consultation with management and the Advisors. After considering its fiduciary duties under applicable law, the Board unanimously determined that the Offer is not in the best interests of Terra and its stockholders and that Terra’s stockholders should reject the Offer and not tender their Terra Common Shares in the Offer.

The Board considered the following factors in its evaluation of the Offer and in support of its recommendation that Terra’s stockholders reject the Offer and not tender their Terra Common Shares in the Offer:

A combination with CF runs counter to Terra’s strategic objectives which are designed to provide substantial value differentiators to Terra’s stockholders.

The past interactions between Terra and CF over the years have allowed Terra’s management to develop a solid understanding of CF, its business and management. Terra believes that the industrial logic behind the Offer is not compelling and is inconsistent with Terra’s strategic plan for the following reasons:

•	For several years, Terra has deliberately pursued a strategy of lowering its dependence on agricultural urea and ammonia sales by, among other things, upgrading its product mix to UAN and industrial ammonium nitrate (“AN”) and increasing its sales into the industrial and environmental markets. A combination with CF would shift that focus back to agricultural urea and ammonia, which represent 70% of CF’s nitrogen sales and only 16% of Terra’s. The Board believes that maintaining Terra’s focus on UAN and AN markets and continuing to move toward an increased percentage of higher-value upgraded products in accordance with current strategy will deliver significantly more value to Terra’s stockholders. The relative value premiums of UAN and AN over urea and ammonia, and market trends underlying these premiums, support this view.

•	A key element of Terra’s strategic plan is broad geographic diversification. For example, Terra has deliberately located its core manufacturing assets away from the U.S. Gulf Coast, where import competition is most severe. In addition, Terra’s geographic plant positions in Oklahoma and Iowa provide Terra with favorable transportation cost to its customers as compared to its U.S. Gulf Coast competitors, and its joint venture in Trinidad provides it with access to advantaged natural gas. Of CF’s total ammonia production volumes, 73% is located on the U.S. Gulf Coast whereas 65% of Terra’s is located inland or in gas advantaged countries. As part of its strategy, Terra also invests in plants outside of North America, such as its GrowHow joint venture in the United Kingdom, so as to minimize the inherent risk of business concentration in a single region.

•	Terra has spent much of the last nine years developing its environmental services business in both stationary and, more recently, automotive markets so as to diversify its customer base outside of core agricultural markets. This business diversification approach has not been evident at CF and a combination of its business with Terra may jeopardize the focus necessary to grow this business.

The Offer is opportunistic and substantially undervalues Terra on both an absolute basis and relative to CF.

The Board believes that the Offer substantially undervalues Terra as it does not fully reflect the underlying fundamental value of Terra’s assets, operations and strategic plan, including its strong market position, large cash position (net of customer prepayments) of approximately $857 million, or $8.55 per share (at March 3, 2009), and future growth prospects. Furthermore, the Board believes that the Offer is opportunistic and disadvantageous to Terra’s stockholders for the following reasons:

•	On a combined nitrogen-only basis, Terra would have generated 59% of 2008 nitrogen results of the combined entity since Terra’s nitrogen business gross margin, plus equity in earnings of unconsolidated affiliates less minority interest, generated $947 million in 2008, while CF’s nitrogen business gross margin, plus equity in earnings of unconsolidated affiliates less minority interest, provided $658 million.

•	The Offer was made at a time when Terra’s stock price was temporarily depressed relative to CF’s stock price. From early 2006 through early 2008, Terra’s stock relative to CF was trading at a price that exceeds the exchange ratio offered by CF. CF’s opportunistically timed Offer does not provide a premium relative to the historic average trading prices. The Board believes that the divergence in relative trading prices of the companies during most of 2008 is temporary and primarily due to the performance of CF’s phosphate business over that comparatively brief period. This recent increase in the relative profitability of the phosphate business compared to the nitrogen business is driving a temporary value discrepancy that the Board does not believe reflects the relative value of the companies over an appropriate evaluation period.

•	If the two companies were combined on the terms of the Offer, Terra’s stockholders would not realize the full benefits of their contribution to the combined entity. For example, based on 2008 earnings, Terra would contribute 48% of reported net income to the combined enterprise, yet Terra’s stockholders would only receive 46% of the combined enterprise in the Offer.

•	As of February 24, 2009, the day prior to the announcement of the Agrium Offer, Terra’s stock price was trading at an exchange ratio of 0.4466 relative to CF’s stock price which is 5.4% above CF’s Offer.

•	Under the terms of the Offer, Terra has an implied equity value of approximately $2.6 billion (as of March 3, 2009). However, as of such date the value of Terra’s 75.3% interest in Terra Nitrogen Company, L.P. alone (approximately $1.6 billion), together with its cash balance as of March 3, 2009 of $857 million (net of customer prepayments), is equal to $2.5 billion, resulting in CF’s Offer valuing the remainder of Terra at only approximately $0.1 billion.

•	The total consideration proposed by CF to stockholders under the transaction is less than one-third of Terra’s estimated replacement cost of assets.

CF’s projected synergies claims are aggressive and the combination is subject to substantial execution risk.

Terra’s management team has lead four significant acquisition integration efforts and is fully aware of the difficulty in achieving acquisition synergies. CF’s management, by contrast, does not have experience effecting business combinations like the one proposed by the Offer.

Terra’s management and the Board believe CF’s current synergy claims are opaque and that CF offers no convincing basis to conclude its synergy estimates are achievable, particularly given that even on a combined basis, the two companies’ selling, general and administrative expenses for 2008 were only approximately $139 million.

Moreover, the Board believes CF’s claimed synergies are not sufficient to mitigate or compensate Terra’s stockholders for the integration and other execution risks that are inherent in such a transaction and are not compelling relative to the size of the combined enterprise. The financial performance and share price of Terra, as well as CF, are more sensitive to product and feedstock pricing and less sensitive to any potential cost savings that may be realized from a combination of the two companies. Even assuming CF’s estimated synergies are correct, the Board estimates that the cost savings from these synergies, on an after-tax basis, would yield less than approximately $0.30 per share annually. The Board believes the value of synergies claimed by CF is insufficient to compensate Terra’s stockholders for the risks of execution, particularly given CF’s lack of experience in acquisitions.

Terra, on a stand-alone basis, will deliver greater value for its stockholders than CF’s Offer.

The Board believes that Terra’s stand-alone prospects are strong and will deliver more value to stockholders than CF’s proposal with significantly less risk. Among the factors which result in Terra being well positioned in the current environment include Terra’s:

•	Strong balance sheet with cash reserves of approximately $857 million, or $8.55 per share, net of customer prepayments (at March 3, 2009), that provide Terra with financial flexibility to pursue its strategic objectives of adding ammonia-based production assets, continuing to pursue system-wide reductions in merchant ammonia through upgrade projects and pursuing opportunities to further diversify the sources and cost of feedstock;

•	Product mix oriented to the growth trends in upgraded products for agricultural and industrial markets;

•	Environmental Technologies business, which is uniquely positioned for revenue and margin growth: Terra Environmental Technologies is a leader in nitrogen oxide abatement chemistry, the leading North American diesel exhaust fluid (“DEF”) producer, maintains a dedicated technical support staff to assist customers with application of Terra’s products and provides robust supply chain oversight for the critical automotive application of DEF. Terra’s geographic and product mix diversifications are important assets to this business;

•	Pure play focus on nitrogen products: Terra currently operates nine ammonia-based nitrogen chemical complexes on three continents, while CF operates two nitrogen complexes and one phosphate production facility, all in North America;

•	Sufficient scale to efficiently manage supply in the context of demand fluctuations;

•	Diverse customer and market mix without significant customer or market concentrations; and

•	Geographic asset diversification and lower transportation costs to end-users.

The Board believes that Terra’s experienced management team is critical to the Company’s current and future performance. Terra is led by a seasoned nitrogen industry management team that has successfully navigated the Company through numerous industry cycles. They have strategically positioned Terra for current and future market environments through a series of significant, effectively integrated acquisitions and investments in plant efficiencies. At the same time, they have maintained a highly disciplined cost structure with a rigorous focus on value creation and maximizing stockholder returns. Over the past three years, Terra has returned 35% of its net income to stockholders in the form of share repurchases and dividends.

The Board believes that a combination with CF may dilute, and possibly derail, the effective implementation of Terra’s strategic plans.

A combination with CF would expose Terra’s stockholders to risks associated with the phosphate fertilizer market without compelling scale in that nutrient.

If consummated, the Offer would expose Terra’s stockholders to the phosphate fertilizer market and the risks associated with it. In the Board’s view, the phosphate business is less attractive than the nitrogen business:

•	Terra manufactures only ammonia-based nitrogen chemicals resulting in a straightforward investment value proposition. Stockholders wishing to diversify into phosphate can accomplish this through their own investments without the risks associated with a combination with CF.

•	Terra does not believe CF will have sufficient assets or scale to be a leading participant in the phosphate market. Participation in such a non-core market dilutes the value proposition of a pure nitrogen investment and introduces risks that may reduce the value of Terra’s stockholders’ investment in the nitrogen business if the two companies were combined. Moreover, diversification into phosphate fits neither Terra’s core business growth strategy nor its short-term growth strategies. Terra’s management believes that there are no marketing synergies between nitrogen and phosphate because dealer customers do not perceive multiple nutrient offerings by a single supplier to be advantageous. In Terra’s view, they prefer to utilize credit line availability from multiple suppliers and they value focused market insight from a single-nutrient sales representative.

The Offer is highly conditional and, in light of the Agrium Offer, the stockholders of CF are unlikely to approve CF’s bid for Terra, rendering the Offer illusory and creating significant uncertainty for Terra.

The Offer is highly conditional, resulting in substantial uncertainty for Terra’s stockholders as to whether it will be completed and, if completed, a risk of substantial delay and associated expense. This uncertainty is significantly elevated by the Agrium Offer, which is conditioned, among other things, on CF terminating its bid for Terra. The existence of the Agrium Offer creates substantial doubt that CF will be able to obtain the necessary approval from its stockholders to permit it to consummate the Offer, presenting Terra’s stockholders with what is effectively an illusory proposal.

In addition, CF has included a condition that there be no decline in either the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer. Given the current volatility of the market, this condition alone creates substantial risk that the Offer will not be consummated.

In total there are over twenty conditions, each of which must be satisfied before CF will be obligated to purchase any Terra Common Shares tendered into the Offer, including the Due Diligence Condition, the Merger Agreement Condition, the Stockholder Approval Condition and the Regulatory Condition.

The conditions are ambiguously drafted and many important conditions allow CF to make subjective determinations as to the occurrence of circumstances which would enable CF not to consummate the Offer. For example, the Due Diligence Condition and the Merger Agreement Condition effectively provide CF with an “option” to accept Terra’s shares in the Offer. If CF determines that it is unsatisfied with its due diligence review or that a merger agreement beneficial to CF cannot be entered into, then CF can unilaterally decide not to accept Terra’s shares. Further, CF would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction of CF or any of its affiliates.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. Board members evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Terra and after taking into account the advice of the Advisors. In view of the number and wide variety of factors considered, Board members did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the above factors. Rather, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given differing weights to the various factors or may have had different reasons for their ultimate determination.

Accordingly, the Board unanimously recommends that Terra’s stockholders reject the Offer and NOT tender their Terra Common Shares in the Offer.

Intent to Tender.

To the knowledge of Terra, after making reasonable inquiry, none of Terra’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Terra Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Terra has retained Credit Suisse to act as Terra’s financial advisor in connection with the Offer and related matters. Terra has agreed to pay Credit Suisse certain customary fees for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement. A significant portion of the fees is payable to Credit Suisse upon consummation of a transaction with any third party, including upon consummation of the Offer, and in the event Terra does not consummate the Offer or certain other transactions with any party before a certain date. Terra also has agreed to reimburse Credit Suisse for all reasonable and customary expenses, including reasonable fees and expenses of legal counsel, and to indemnify Credit Suisse and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of such engagement.

Terra has engaged MacKenzie to assist it in connection with Terra’s communications with its stockholders in connection with the Offer. Terra has agreed to pay customary compensation to MacKenzie for such services. In addition, Terra has agreed to reimburse McKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Terra has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Terra has agreed to pay customary compensation to Joele Frank for such services. In addition, Terra has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Terra nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Terra on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to Terra Common Shares have been effected by Terra or, to Terra’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

		Number	Price	Nature of
Name of Person	Transaction Date	of Shares	Per Share	Transaction

Michael L. Bennett	February 17, 2009	308,000	See Note(a)	Vesting of Equity Award
Michael L. Bennett	February 17, 2009	126,389	$22.76	Withholding of Shares(b)
Michael L. Bennett	February 17, 2009	60,500	See Note(c)	Equity Award
Edward J. Dillon	February 17, 2009	6,300	See Note(c)	Equity Award
Joe A. Ewing	February 17, 2009	36,400	See Note(a)	Vesting of Equity Award
Joe A. Ewing	February 17, 2009	12,005	$22.76	Withholding of Shares(b)
Joe A. Ewing	February 17, 2009	7,600	See Note(c)	Equity Award
Joseph D. Giesler	February 17, 2009	48,200	See Note(a)	Vesting of Equity Award
Joseph D. Giesler	February 17, 2009	16,257	$22.76	Withholding of Shares(b)
Joseph D. Giesler	February 17, 2009	7,500	See Note(c)	Equity Award
Daniel D. Greenwell	February 17, 2009	42,800	See Note(a)	Vesting of Equity Award
Daniel D. Greenwell	February 17, 2009	14,040	$22.76	Withholding of Shares(b)
Daniel D. Greenwell	February 17, 2009	11,500	See Note(c)	Equity Award
John W. Huey	February 17, 2009	8,900	See Note(c)	Equity Award
Geoffrey J. Obeney	February 17, 2009	6,300	See Note(c)	Equity Award
Richard S. Sanders, Jr.	February 17, 2009	40,000	See Note(a)	Vesting of Equity Award
Richard S. Sanders, Jr.	February 17, 2009	13,168	$22.76	Withholding of Shares(b)
Richard S. Sanders, Jr.	February 17, 2009	7,600	See Note(c)	Equity Award
Earl B. Smith	February 17, 2009	6,700	See Note(c)	Equity Award
Douglas M. Stone	February 17, 2009	9,100	See Note(c)	Equity Award

(a)	Represents Terra Common Shares that were issued pursuant to the vesting on February 17, 2009 of performance shares that were granted in 2006.

(b)	Represents Terra Common Shares that were withheld from the performance shares that vested on February 17, 2009 to satisfy tax liability in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c)	Represents the target number of performance shares pursuant to awards made on February 17, 2009 pursuant to the Terra 2007 Omnibus Incentive Compensation Plan. The performance shares will vest and be issued in 2012 (or at such earlier time as described in Item 3. Past Contacts, Transactions, Negotiations and Agreements. Consideration Payable Pursuant to the Offer and the Second-Step Merger) based on performance for the period from January 1, 2009 through December 31, 2011. The number of performance shares issued will be half of the number stated if the performance measurements reach a threshold level, and will be between 50% and 100% of the number stated if performance is between the threshold level and target level. If the performance measurements are greater than the target level, the number of performance shares issued will be greater than the number stated, up to 200% of the number of performance shares stated if performance equals or exceeds a maximum level.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Terra routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention in ceasing, such activity as a result of the Offer. Terra’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Terra may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Terra is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Terra Common Shares by Terra, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Terra or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Terra or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Terra.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

U.S. Antitrust Approval

On February 18, 2009, CF filed the Notification and Report Form with the Antitrust Division and the FTC relating to its proposed acquisition of Terra. As a result, Terra is required to submit a Premerger Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on March 5, 2009.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Terra Common Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by CF of its Premerger Notification and Report Form with respect to the Offer, unless CF receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 30th day after the date of substantial compliance by CF. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after CF’s acquisition of Terra Common Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Terra Common Shares pursuant to the Offer, or seeking the divestiture of Terra Common Shares acquired by CF or the divestiture of substantial assets of Terra or its subsidiaries or CF or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, CF will not be obligated to proceed with the Offer or the purchase of any Terra Common Shares not previously purchased pursuant to the Offer.

Canadian Antitrust Considerations

The Offer is also subject to notification pursuant to the Canadian Competition Act. Under the Canadian Competition Act, the Offer may not be consummated until certain information has been provided to the Canadian Commissioner of Competition (the “Competition Commissioner”) by CF, and a required waiting period has expired or has been terminated or waived.

The Registration Statement states that CF intends to file with the Competition Commissioner a short-form notification with respect to the Offer. Upon receipt of CF’s short-form notification, the Competition Commissioner will require that Terra submit a short-form notification within ten days. The applicable waiting period under the Canadian Competition Act for the consummation of the Offer will expire 14 days after the day on which the required short-form notification information from CF has been received by the Competition Commissioner, unless earlier terminated or waived. Prior to such time, however, the Competition Commissioner may extend the waiting period by requiring that CF and Terra submit additional long-form notifications. In the event of such a request, the waiting period would be extended until 42 days after the day on which CF has submitted its complete long-form notification, unless earlier terminated or waived.

The Competition Commissioner’s review of the Offer may take longer than the statutory waiting period. Upon completion of the Competition Commissioner’s review of a proposed transaction, the Commissioner may decide (i) that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Canadian Competition Act in respect of the proposed transaction or (ii) if the Competition Commissioner concludes that the proposed transaction is likely to prevent or lessen competition substantially, to challenge the proposed transaction by applying to the Competition Tribunal for an order (1) prohibiting the completion of the proposed transaction on an interim or permanent basis or (2) with the consent of the person against whom the order is directed, requiring that person to take any other action.

If the Competition Commissioner requires more time to complete her inquiry into a proposed transaction, she can apply to the Competition Tribunal for an order or orders forbidding any person from doing any act or thing constituting or directed toward the completion or implementation of the proposed transaction for up to 60 days where the Competition Tribunal finds that, in the absence of such interim order, a person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed transaction on competition because that action would be difficult to reverse.

The obligation of CF to complete the Offer is subject to any applicable waiting period under the Canadian Competition Act having expired or been terminated prior to the expiration of the Offer. If CF completes the Offer after the expiry of the waiting period but before the Competition Commissioner has completed her review, the Competition Commissioner retains jurisdiction to apply to the Competition Tribunal at any time during the three-year period following completion of the Offer. If, following completion of the Offer, the Competition Commissioner were to establish that the Offer is likely to prevent or lessen competition substantially, the Competition Tribunal could issue an order to dissolve the merger, dispose of designated assets or shares, or, with the consent of the person against whom the order is directed and the Competition Commissioner, take any other action.

On February 6, 2009, the Budget Implementation Act, 2009 (the “Bill”) was introduced in the Canadian Parliament. The Bill, which could become law before the Offer is consummated, includes, among other things, amendments to the waiting periods under the Canadian Competition Act. Accordingly, depending on the timing of CF’s filing(s) and the implementation of the Bill, the timing of the expiration of the waiting period for the consummation of the Offer may change.

Canada Transportation Act

Pursuant to the Canada Transportation Act, any proposed transaction that is subject to notification under the Canadian Competition Act and involves a transportation undertaking must be notified to the Canadian Minister of Transport, Infrastructure and Communities (the “Canadian Minister”) at the same time a notice is filed under the Canadian Competition Act. Within 42 days of receipt of such notice, the Canadian Minister must determine whether the proposed transaction raises issues with respect to the public interest as it relates to national transportation. If the Canadian Minister so determines, an examination is conducted by a person or entity designated by the Canadian Minister and by the Competition Commissioner. A proposed transaction subject to the Canada Transportation Act cannot be completed until the Canadian Minister determines that the proposed transaction does not raise issues with respect to the public interest as it relates to national transportation or the proposed transaction is approved by the Governor in Council.

The Offer states that, if it is subject to pre-merger notification under the Canada Transportation Act, the Offer must be cleared by the Canadian Minister or the Governor in Council. If the Offer is subject to pre-merger notification under the Canada Transportation Act and the Canadian Minister determines that it raises issues with respect to the public interest as it relates to national transportation, there can be no assurance whether or when the Governor in Council would approve the Offer, or on what terms and conditions the Offer might be approved.

Takeover Laws.

Maryland Business Combination Act

If CF or any of its affiliates acquires and beneficially owns 10% or more of the voting power of Terra, including pursuant to the Offer, without obtaining the prior approval of the Board, CF will be an interested stockholder and any business combination between CF (or any of its affiliates) and Terra, including the Second-Step Merger, thereafter will be subject to the provisions of the MBCA. The MBCA, described in Sections 3-601 to 3-605 of the MGCL, prohibits a “business combination” between a corporation and any “interested stockholder” or any affiliate of an “interested stockholder” for five years following the most recent date upon which the interested stockholder became an interested stockholder. These “business combinations” include a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities. Generally, an “interested stockholder” is any person who beneficially owns 10% or more of the voting power of the corporation’s shares or any affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, beneficially owned 10% or more of the voting power of the corporation’s then outstanding voting stock. A person is not an interested stockholder under Maryland law if the board of directors approved in advance the transaction by which a stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MBCA permits various exceptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Other State Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, CF may be unable to accept Terra Common Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

Terra’s Bylaws provide that the MCSAA will not apply to any acquisition by any person of shares of stock of the Company. However, this provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

Second-Step Merger Provisions.

The purpose of the Offer as stated by CF in the Schedule TO is to acquire control of, and ultimately the entire equity interest in, Terra. CF has indicated that it intends, promptly after completion of the Offer, to consummate a Second-Step Merger, with holders of Terra Common Shares receiving 0.4235 CF Common Shares for each outstanding Terra Common Share.

If the Board approves the proposed Offer prior to its consummation and CF thereafter acquires at least 90% of all outstanding shares of Terra entitled to vote as a group or a class on the Second-Step Merger, then, pursuant to Section 3-106 of the MGCL, after consummation of the Offer, CF will be able to effect the Second-Step Merger without a vote of Terra’s stockholders. Such a Second-Step Merger requires that (i) the Board has approved such merger by a majority vote of all its members, (ii) the charter of the successor corporation is not amended in the merger (other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock) and (iii) the contract rights of CF Common Shares exchanged for Terra Common Shares are identical to the contract rights of the Terra Common Shares that were exchanged. In order to take advantage of the foregoing Second-Step Merger provisions, unless waived by all stockholders who would have been entitled to vote on the merger but for the foregoing provisions, CF must also give notice of the merger to each of Terra’s stockholders at least 30 days before the articles of merger are filed with the State Department of Assessments and Taxation of Maryland.

If, however, the Board approves the proposed Offer prior to its consummation and CF, through CF Sub pursuant to the Offer or otherwise, does not acquire at least 90% of the outstanding shares entitled to vote as a group or class on the Second-Step Merger, under the MGCL, the Second-Step Merger must be approved by the Board and the affirmative vote of stockholders of Terra holding a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger. If the Board approves the proposed Offer prior to its consummation and CF acquires, through CF Sub pursuant to the Offer or otherwise, at least a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger and the Second-Step Merger is approved by the Board, CF would have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other stockholder of Terra.

Appraisal Rights.

Terra’s stockholders do not have appraisal rights in connection with the Offer. As a general matter, however, Section 3-202(a) of the MGCL provides stockholders with the right to demand and to receive payment of the fair value of their stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of assets in a manner requiring stockholder approval, (iv) an amendment to the corporation’s charter which alters the contract rights of any outstanding stock, as expressly set forth in the charter, and substantially adversely affects the stockholders’ rights (unless the right to do so is reserved in the charter) or (v) certain business combinations with interested stockholders which are subject to or exempted from the MBCA (as discussed above under the heading “Maryland Business Combination Act”). Except with respect to certain business combinations, pursuant to Section 3-202(c) of the MGCL, the right to demand and receive payment of fair value does not apply (1) in general, to stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading on the Nasdaq Small Cap Market, (2) to stock of the successor corporation in a merger (unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so, or converts the stock in whole or in part into something other than stock of the successor corporation, cash or certain other interests), (3) to stock that is not entitled to be voted on the transaction, other than solely because of Section 3-106 of the MGCL, or that the stockholder did not own on the record date for determining stockholders entitled to vote on the transaction, (4) if the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder or (5) if stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal rights existing as a result of the MCSAA (as discussed above under the heading “Maryland Control Share Acquisition Act”), these appraisal rights are available only when the stockholder files with the corporation a timely, written objection to the transaction and does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the State Department of Assessments and Taxation of Maryland, stating the number and class of shares for which such stockholder is demanding payment. As such, in connection with any Second-Step Merger, if Terra Common Shares are not listed on a national securities exchange or on a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading of the Nasdaq Small Cap Market on the date notice of the Second-Step Merger is given to each of Terra’s stockholders, and the stockholder has complied with the foregoing requirements, the minority stockholders of Terra will have appraisal rights with respect to their shares. A stockholder who fails to comply with these requirements is bound by the terms of the transaction.

Forward-Looking Statements.

Certain statements in this Statement may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in environmental and other government regulation and changes in agricultural regulations. Additional information as to these factors can be found in Terra’s 2008 Annual Report on Form 10-K, in the section entitled “Business,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the notes to the Company’s consolidated financial statements.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

(a)(1)	Press release issued by Terra, dated March 5, 2009.
(a)(2)	Letter to stockholders of Terra dated March 5, 2009.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(5)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(6)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(7)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(e)(8)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.
(e)(9)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.

Exhibit
Number	Description

(e)(10)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(12)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ Michael L. Bennett
Name:     Michael L. Bennett

Title:	President and Chief Executive Officer

Dated: March 5, 2009

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Press release issued by Terra, dated March 5, 2009.
(a)(2)	Letter to stockholders of Terra dated March 5, 2009.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(5)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(6)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(7)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(e)(8)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.
(e)(9)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.
(e)(10)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(12)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.

ANNEX A

Conditions to the Offer

According to the Exchange Offer, CF’s obligation to exchange CF Common Shares for Terra Common Shares pursuant to the Offer is subject to numerous conditions, including the following:

•	the “Merger Agreement Condition” — Terra shall have entered into a definitive merger agreement with CF with respect to the Second-Step Merger which shall provide, among other things, that (i) the Board has approved the Offer and approved the Second-Step Merger and irrevocably exempted the Offer and the Second-Step Merger from the restrictions imposed by the MBCA; (ii) Terra agrees to exercise its right pursuant to its Charter to require all holders of the 4.25% Preferred Shares to exchange such shares for convertible subordinated debentures of Terra and that, prior to the consummation of the Second-Step Merger, no 4.25% Preferred Shares shall be outstanding; and (iii) the Board has removed any other impediment to the consummation of the Offer or the Second-Step Merger;

•	the “Regulatory Condition” — any applicable waiting period under the HSR Act and the Canadian Competition Act shall have expired or been terminated prior to the expiration of the Offer and, if the Offer is subject to pre-merger notification under the Canada Transportation Act, the transaction shall have been cleared by the Canadian Minister of Transport or the Governor in Council;

•	the “Minimum Tender Condition” — Terra’s stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Terra Common Shares that, when added to the Terra Common Shares then owned by CF or any of its subsidiaries, shall constitute a majority of the then outstanding Terra Common Shares on a fully-diluted basis;

•	the “Registration Statement Condition” — the Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and CF shall have received all necessary state securities law or “blue sky” authorizations;

•	the “Stockholder Approval Condition” — CF’s stockholders shall have approved the issuance of shares of CF Common Shares pursuant to the Offer and the Second-Step Merger as required under the rules of the NYSE;

•	the “NYSE Listing Condition” — the CF Common Shares to be issued pursuant to the Offer and the Second-Step Merger shall have been approved for listing on the NYSE; and

•	the “Due Diligence Condition” — CF shall have completed to its satisfaction confirmatory due diligence of Terra’s non-public information on Terra’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Terra’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

The Exchange Offer states that notwithstanding any other provision of the Offer and in addition to (and not in limitation of) CF’s and CF Sub’s right to extend and amend the Offer at any time, in their discretion, CF or CF Sub shall not be required to accept for exchange any Terra Common Shares tendered pursuant to the Offer or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, make any exchange for Terra Common Shares accepted for exchange and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the Offer, in the reasonable judgment of CF, any one or more of the Merger Agreement Condition, the Regulatory Condition, the Minimum Tender Condition, the Registration Statement Condition, the Stockholder Approval Condition, the NYSE Listing Condition or the Due Diligence Condition shall not have been satisfied or (ii) at any time on or after February 23, 2009 and prior to the expiration of the Offer, any of the conditions described in paragraphs (a) through (i) below exists which, in the reasonable judgment of CF in any such case, and regardless of the circumstances (including any action or omission by CF) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for exchange, or exchange, of Terra Common Shares:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which is referred to in this Statement as a “Governmental Authority”) (1) challenging or seeking to, or which, in the reasonable judgment of CF, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance for exchange of any or all of the Terra Common Shares by CF Sub, CF or any other affiliate of CF, or seeking to obtain material damages in connection with the Offer or the Second-Step Merger; (2) seeking to, or which in the reasonable judgment of CF is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by Terra, CF or any of their affiliates of all or any of the business or assets of Terra, CF or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel Terra, CF or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of Terra, CF or any of their affiliates; (3) seeking to, or which in the reasonable judgment of CF is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the MGCL (as in effect on February 23, 2009) in connection with the making of the Offer, the acceptance for exchange, or exchange, of some or all of the Terra Common Shares by CF or any other affiliate of CF or the consummation by CF or any other affiliate of CF of the Second-Step Merger or other business combination with Terra, including, without limitation, the right to vote any Terra Common Shares acquired by CF pursuant to the Offer or otherwise on all matters properly presented to Terra’s stockholders; (4) seeking to require divestiture by CF or any other affiliate of CF of any Terra Common Shares; (5) seeking, or which in the reasonable judgment of CF is reasonably likely to result in, any material diminution in the benefits expected to be derived by CF, CF Sub or any other affiliate of CF as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Terra; (6) relating to the Offer or the Proxy Solicitation which, in the reasonable judgment of CF, might materially adversely affect Terra or any of its affiliates or CF or any other affiliate of CF or the value of the Terra Common Shares or (7) which in the reasonable judgment of CF could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Second-Step Merger or the ability of CF to conduct the Proxy Solicitation;

(b) (1) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority including those referred to or described in the Registration Statement in the section entitled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” shall contain terms that, in the reasonable judgment of CF, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by CF or any affiliate of CF as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Terra; or (2) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, including those referred to or described in the Registration Statement in the section entitled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” and including that CF shall have been advised in writing by the Competition Commissioner that the Competition Commissioner has determined not to make an application for an order under Part VIII of the Canadian Competition Act in respect of the Offer, other than in connection with the Regulatory Condition, shall not have been obtained, and on terms reasonably satisfactory to CF, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been action taken or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) CF, Terra or any subsidiary or affiliate of CF or Terra or (2) the Offer, the Second-Step Merger or any other business combination with Terra, by any legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that in the reasonable judgment of CF might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after February 23, 2009, is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Terra or any of its affiliates or CF shall have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Terra or any of its affiliates or the value of the Terra Common Shares to CF or any of its affiliates;

(e) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any Governmental Authority or agency on, or other event which, in the reasonable judgment of CF, might materially adversely affect, the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Terra or its affiliates do business that could, in the reasonable judgment of CF, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Terra or any of its affiliates or the trading in, or value of, the Terra Common Shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the Terra Common Shares or (8) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(f) (1) a tender or exchange offer for some or all of the Terra Common Shares has been publicly proposed to be made or has been made by another person (including Terra or any of its subsidiaries or affiliates), or has been publicly disclosed, or CF otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Terra (including the Terra Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Terra (including the Terra Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to February 23, 2009, (2) any such person or group which, on or prior to February 23, 2009, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Terra, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Terra constituting 1% or more of any such class or series, (3) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Terra Common Shares or a merger, consolidation or other business combination with or involving Terra or any of its subsidiaries or (4) any person (other than CF) has filed a Notification and

Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Terra or any assets, securities or subsidiaries of Terra;

(g) Terra or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Terra Common Shares or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Terra Common Shares or other securities; (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Terra Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (i) the issuance of Terra Common Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of February 23, 2009, of employee stock options or other equity awards, in each case publicly disclosed by Terra as outstanding prior to such date and (ii) the issuance of Terra Common Shares or convertible subordinated debentures in exchange for outstanding 4.25% Preferred Shares pursuant to the terms and conditions of the Charter in existence as of February 23, 2009), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Terra; (5) other than cash dividends required to be paid on the shares of the 4.25% Preferred Shares that have been publicly disclosed by Terra as outstanding prior to February 23, 2009 and regular quarterly cash dividends on Terra Common Shares, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Terra, including by adoption of a stockholders rights plan; (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of CF, burdensome covenants or security provisions; (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of Terra or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice (other than the merger agreement described in the Registration Statement entitled “The Exchange Offer — Conditions of the Offer — Merger Agreement Condition”); (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in CF’s reasonable judgment, has or may have material adverse significance with respect to either the value of Terra or any of its subsidiaries or affiliates or the value of the Terra Common Shares to CF or any of its subsidiaries or affiliates; (9) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for exchange, or exchange, some of or all the Terra Common Shares by CF or the consummation of any merger or other business combination involving Terra and CF (and/or any of CF’s subsidiaries); (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Terra or any of its subsidiaries, or CF shall have become aware of any such action which was not previously announced; or (11) amended, or authorized or proposed any amendment to, its Charter or Bylaws (or other similar constituent documents), including any amendment that would cause any acquisition by any person of Terra Common Shares to be subject to the provisions of Subtitle 7 of Title 3 of the MGCL, or the MCSAA, or CF becomes aware that Terra or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its Charter or Bylaws (or other similar constituent documents), including any amendment that would cause any acquisition by any person of Terra Common Shares to be subject to the provisions of the MCSAA, which has not been publicly disclosed prior to February 23, 2009;

(h) CF or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Terra providing for a merger or other business combination with Terra or any of its subsidiaries or the purchase or exchange of securities or assets of Terra or any of its subsidiaries, or CF and Terra reach any other agreement or understanding, in either case, pursuant to which it is agreed that the Offer will be terminated; or

(i) Terra or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving Terra or any of its subsidiaries or the purchase or exchange of securities or assets of Terra or any of its subsidiaries any type of option, warrant or right which, in CF’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Terra Common Shares or other securities, assets or business of Terra or any of its subsidiaries) or (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

The Exchange Offer also states that the conditions described above are for the sole benefit of CF and CF Sub and may be asserted by CF or CF Sub regardless of the circumstances giving rise to any such condition or, other than the “Regulatory Condition”, “Stockholder Approval Condition”, “Registration Statement Condition” and “NYSE Listing Condition”, may be waived by CF or CF Sub in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent CF or CF Sub waives any of the conditions described above with respect to one tender, CF or CF Sub will waive that condition with respect to all other tenders. The failure by CF or CF Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by CF or CF Sub concerning any condition or event described in the Registration Statement shall be final and binding on all parties to the fullest extent permitted by law.

ANNEX B

Directors, Executive Officers and Affiliates
of Terra Industries Inc.

Directors

David E. Fisher
Dod A. Fraser
Martha O. Hesse
Peter S. Janson
James R. Kroner
Dennis McGlone
Henry R. Slack

Executive Officers

Michael L. Bennett*
Edward J. Dillon
Joe A. Ewing
Joseph D. Giesler
Daniel D. Greenwell
John W. Huey
Geoffrey J. Obeney
Richard S. Sanders Jr.
Earl B. Smith
Douglas M. Stone

*	Also a director

B-1